Exhibit 99.1

SEVERANCE FOLLOWING CHANGE OF CONTROL AGREEMENT
This Agreement (the "Agreement") is entered into as of the 6th day of January, 2017 by and between PASSUR Aerospace, Inc. (PASSUR) and Louis J. Petrucelly ("Petrucelly").
WHEREAS Petrucelly is employed by PASSUR, and because of such employment, possesses detailed knowledge of PASSUR and its business and operations;
WHEREAS Petrucelly's continued service to PASSUR is very important to the future success of PASSUR;
WHEREAS PASSUR desires to enter into this Agreement to provide Petrucelly with certain financial protection, as contemplated by Petrucelly's August 17, 2016 offer letter, in the event that Petrucelly's employment terminates under certain circumstances, and thereby to provide Petrucelly with incentives to remain with the Company; and
WHEREAS the Board of Directors of the Company (the "Board") acting through the Compensation Committee determined, in connection with the execution of Petrucelly's August 17, 2016 offer letter, that it was in the best interest of PASSUR to enter into this Agreement.
NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, PASSUR and Petrucelly agree as follows:
1.	Definitions

(a)
Cause  As used in this Agreement, "Cause" shall include:  (i) dishonesty with respect to PASSUR or any affiliate, parent or subsidiary of PASSUR;  (ii)  insubordination; (iii) malfeasance or nonfeasance of duty; (iv) unauthorized disclosure of confidential information; (v) breach of any non-compete and confidentiality or similar agreement ; or (vi) conduct  prejudicial to the business of PASSUR or any affiliate, parent or subsidiary of PASSUR.  The Board shall have sole discretion to determine the existence of "Cause," and its determination will be conclusive on Petrucelly and PASSUR; provided that the Board may delegate its power to act under this paragraph (a) to a committee of the Board in which case the determination of such committee shall be conclusive.   "Cause" is not limited to events which have occurred prior to the termination of Petrucelly's service, nor is it necessary that the Board's finding of "Cause" occur prior to such termination.  If the Board determines, subsequent to Petrucelly's termination of service, that either prior or subsequent to Petrucelly's termination Petrucelly engaged in conduct which would constitute "Cause," then Petrucelly shall have no right to receive or retain any benefit or compensation under this Agreement.

(b)	Change of Control As used in this Agreement, a "Change of Control" shall mean the occurrence of any of the following events:

(i) Ownership  Any "Person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the "Beneficial Owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of PASSUR representing fifty percent (50%) or more of the total voting power represented by PASSUR's then outstanding voting securities (excluding for this purpose any such voting securities held by PASSUR, or any affiliate, parent or subsidiary of PASSUR, or by any employee benefit plan of PASSUR) pursuant to a transaction or a series of related transactions which the Board does not approve; or

(ii)   Merger/Sale of Assets  (A)   A merger or consolidation of PASSUR whether or not approved by the Board, other than a merger or consolidation which would result in the voting securities of PASSUR outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least fifty percent (50%) of the total voting power represented by the voting securities of PASSUR or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation; (B) or the stockholders of PASSUR approve an agreement for the sale or disposition by PASSUR of all or substantially all of PASSUR's assets; or
(iii)  Change in Board Composition  A change in the composition of the Board, as a result of which less than a majority of the directors are Incumbent Directors.  "Incumbent Directors" shall mean directors who either (A) are directors of PASSUR as of the date of this Agreement, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of Incumbent Directors, or by a committee of the Board made up of at least a majority of the Incumbent Directors, at the time of such election or nomination (but shall not include an individual whose election of nomination is in connection with an actual or threatened proxy contest relating to the election of directors to PASSUR).
(c)	Good Reason As used in this Agreement, a "Good Reason" shall mean:
(i)
A material reduction of Petrucelly's authority or responsibilities as compared, in each case compared to Petrucelly's authority or responsibilities on the date immediately preceding the Change of Control;

(ii)
A reduction of Petrucelly's base salary or bonus earning potential not agreed to by Petrucelly as compared to Petrucelly's base salary or bonus earning potential immediately prior to the Change of Control; or

(iii)
A change in the location of Petrucelly's primary workplace to a location that is further from Petrucelly's home than the location of Petrucelly's primary workplace immediately prior to Change in Control.

2.	Change of Control Severance

In the event that a Change of Control occurs and within a period of twelve (12) months following the Change of Control, either:

(a) Petrucelly's employment is terminated by the succeeding company other than for Cause, or

(b) Petrucelly terminates Petrucelly's employment for Good Reason,

then, subject to Petrucelly's executing and permitting to take effect a full and general release of all claims against PASSUR and the succeeding company and all of its affiliates, parents or subsidiaries, and its and their officers, directors, employees, and agents, in a form satisfactory to PASSUR and the succeeding company, Petrucelly shall receive twelve months' base salary less all customary and required taxes, payable at PASSUR's sole discretion, in a lump sum or in installments in accordance with PASSUR's normal payroll practices.

3.	No Impact On Employment Status

This Agreement is not intended to confer, and shall not be interpreted as conferring, any additional employment rights on Petrucelly, and has no impact on either party's right to terminate Petrucelly's employment under contract or applicable law.

4.	Entire Agreement / No Duplication of Compensation or Benefits

This Agreement contains the entire agreement between PASSUR and Petrucelly with respect to the subject matter of this Agreement and supersedes all prior oral or written agreements, understandings and representations relating to the subject matter of this Agreement. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.  The terms of this Agreement shall replace any agreement, policy or practice which otherwise would obligate PASSUR to provide any severance compensation to Petrucelly, provided that this Agreement shall not be construed to limit otherwise Petrucelly's rights, if any, to payments or benefits under any pension plan, deferred compensation, stock, stock option or similar plan sponsored by PASSUR.

5.	Modifications and Amendments

The terms and provisions of this Agreement may be modified or amended only by written agreement executed by PASSUR and Petrucelly.

6.	Governing Law

This Agreement shall be construed in accordance with and governed by the law of the State of Connecticut, without giving effect to the conflict of law principles thereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year firs above written.

PASSUR AEROSPACE, INC.

By:	/s/ James T. Barry
James T. Barry, President & CEO

/s/ Louis J. Petrucelly
Louis J. Petrucelly